SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

PARAMOUNT RESOURCES LTD.

(Translation of registrant’s name into English)

4700 – 888 – 3rd Street S. W.
Calgary, Alberta, Canada T2P 5C5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Form 6-K Exhibit Index
Unaudited Interim Consolidated Financial Statement
Management's Discussion and Analysis
Certification of CEO
Certification of the CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT RESOURCES LTD. (Registrant)
	By:	/s/ Charles E. Morin
		Name:	Charles E. Morin
Date: May 13, 2004		Title:	Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.
1.	Unaudited Interim Consolidated Financial Statements for the period ended March 31, 2004.

2.	Management’s Discussion and Analysis for the period ended March 31, 2004.

3.	Certificate, dated May 13, 2004, of Clayton H. Riddell, Chief Executive Officer, regarding the “Certification of Interim Filings during Transition Period” pursuant to Form 52-109FT2.

4.	Certificate, dated May 13, 2004, of Bernard K. Lee, Chief Financial Officer, regarding the “Certification of Interim Filings during Transition Period” pursuant to Form 52-109FT2.